Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 8 DATED FEBRUARY 17, 2026

MASTERWORKS VAULT 4, LLC

This Supplement No. 8 dated February 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on August 10 2023, as amended by Post-Qualification Amendment No. 1 filed on August 29, 2023, Post-Qualification Amendment No. 2 filed on September 11, 2023, Post-Qualification Amendment No. 3 filed on September 22, 2023, Post-Qualification Amendment No. 4 filed on October 6, 2023, Post-Qualification Amendment No. 5 filed on November 14, 2023, Post-Qualification Amendment No. 6 filed on November 22, 2023, Post-Qualification Amendment No. 7 filed on December 8, 2023, Post-Qualification Amendment No. 8 filed on January 9, 2024, Post-Qualification Amendment No. 9 filed on January 18, 2024, Post-Qualification Amendment No. 10 filed on February 8, 2024, Post-Qualification Amendment No. 11 filed on March 1, 2024, Post-Qualification Amendment No. 12 filed on March 12, 2024, Post-Qualification Amendment No. 13 filed on March 27, 2024, Post-Qualification Amendment No. 14 filed on April 9, 2024, Post-Qualification Amendment No. 15 filed on April 26, 2024, Post-Qualification Amendment No. 16 filed on May 23, 2024, Post-Qualification Amendment No. 17 filed on August 7, 2024, Post-Qualification Amendment No. 18 filed on September 13, 2024, Post-Qualification Amendment, Post-Qualification Amendment No. 19 filed on October 8, 2024, Post-Qualification Amendment No. 20 filed on October 22, 2024, Post-Qualification Amendment No. 21 filed on November 26, 2024, Post-Qualification Amendment No. 22 filed on February 25, 2025, Post-Qualification Amendment No. 23 filed on March 13, 2024, Post-Qualification Amendment No. 24 filed on June 2, 2025, Post-Qualification Amendment No. 25 filed on July 3, 2025, Post-Qualification Amendment No. 26 filed on August 7, 2025 and Post-Qualification Amendment No. 27 filed on November 3, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.13
Ernie Barnes	N/A
Robert Colescott	N/A
Peter Doig	0.92
Lynne Mapp Drexler	N/A
Grace Hartigan	N/A
Jacqueline Humphries	N/A
Yayoi Kusama	1.01
Alice Neel	N/A
Edward Ruscha	0.73
Pierre Soulages	0.49
Martin Wong	N/A
Jonas Wood	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	54.8%	$1,591	November 18, 2003	$25,400,861	December 31, 2025
Ernie Barnes	31.6%	$1,656	October 25, 1992	$15,275,000	December 31, 2025
Robert Colescott	25.2%	$19,200	May 8, 1996	$15,224,900	December 31, 2025
Peter Doig	37.2%	$4,762	June 23, 1997	$39,862,500	December 31, 2025
Lynne Mapp Drexler	36.2%	$180	October 26, 1995	$2,027,000	December 31, 2025
Grace Hartigan	13.8%	$8,400	February 23, 1985	$1,633,000	December 31, 2025
Jacqueline Humphries	20.4%	$1,870	February 22, 1993	$843,750	December 31, 2025
Yayoi Kusama	22.6%	$12,000	October 9, 1992	$10,496,000	December 31, 2025
Alice Neel	17.9%	$3,600	February 23, 1985	$3,030,000	December 31, 2025
Edward Ruscha	22.0%	$19,200	November 2, 1984	$68,260,000	December 31, 2025
Pierre Soulages	18.7%	$14,725	December 4, 1983	$20,141,700	December 31, 2025
Martin Wong	28.6%	$3,120	February 20, 2001	$1,623,000	December 31, 2025
Jonas Wood	47.9%	$56,250	November 12, 2013	$6,510,000	December 31, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.0%	34	February 7, 2007	November 19, 2025
Ernie Barnes	N/A	N/A	N/A	N/A
Robert Colescott	N/A	N/A	N/A	N/A
Peter Doig	18.0%	39	November 17, 1999	November 20, 2025
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Grace Hartigan	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Yayoi Kusama	20.1%	203	March 11, 1998	November 21, 2025
Alice Neel	N/A	N/A	N/A	N/A
Edward Ruscha	10.3%	51	November 19, 1997	July 3, 2025
Pierre Soulages	12.8%	35	May 9, 1996	November 24, 2025
Martin Wong	N/A	N/A	N/A	N/A
Jonas Wood	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Ernie Barnes	Mature
Robert Colescott	Mature
Peter Doig	Established
Lynne Mapp Drexler	Emerging
Grace Hartigan	Emerging
Jacqueline Humphries	Speculative
Yayoi Kusama	Mature
Alice Neel	Established
Edward Ruscha	Mature
Pierre Soulages	Mature
Martin Wong	Emerging
Jonas Wood	Emerging